UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

MAGIC EMPIRE GLOBAL LIMITED
(Name of Issuer)

Ordinary Shares, US$0.0001 per share
(Title of Class of Securities)

G5865E 105
(CUSIP Number)

Lawrence S. Venick, Esq. Loeb & Loeb LLP 2206-19 Jardine House 1 Connaught Place, Central Hong Kong SAR Telephone: +852-3923-1111 Fax: +852-3923-1100
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

February 20, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G5865E 105	13D	Page 2 of 3 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

CHAN Wai Ho
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (see instructions)
		(a)	☐
		(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS* (see instructions)

OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
	2(d) OR 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
HONG KONG

	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
6,390,000
	8	SHARED VOTING POWER

0
	9	SOLE DISPOSITIVE POWER

6,390,000
	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,390,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
	(see instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

31.55%
14	TYPE OF REPORTING PERSON* (see instructions)

IN

CUSIP No. G5865E 105	13D	Page 3 of 3 Pages

EXPLANATORY NOTE: This Amendment No. 4 to Schedule 13D (“Amendment No. 4”) is being filed by CHAN Wai Ho with the Securities and Exchange Commission (the “SEC”) to amend and supplement the original Schedule 13D, dated May 22, 2023 (the “Original Schedule 13D”), amendment No.1 to Schedule 13D, dated June 20, 2023 (the “Amendment No.1”), amendment No.2 to Schedule 13D, dated October 20, 2023 (the “Amendment No.2”) and amendment No.3 to Schedule 13D, dated February 13, 2024 (the “Amendment No.3”) to report certain material changes to Mr. CHAN’s beneficial ownership since the filing of the statements on Schedule 13D filed. All other information set forth in the Original Schedule 13D, Amendment No. 1, Amendment No. 2 and Amendment No. 3 remain unchanged. Unless otherwise indicated, all capitalized terms used herein shall have the same meaning ascribed to them in the Original Schedule 13D, Amendment No.1, Amendment No. 2 and Amendment No. 3.

Item 5.	Interest in Securities of the Issuer.

	(a)	The responses to Items 11 and 13 of the cover pages to this Amendment No. 4 are incorporated therein.

	(b)	The responses to Items 7 to 10 of the cover pages to this Amendment No. 4 are incorporated therein.

(c)

During the past 60 days, the transactions set forth below (excluding the transactions as set forth in Amendment No. 3) were effected for Mr. CHAN’s account at Charles Schwab in the open market. Each day’s sales comprised open market transactions made on that day, and the price per share reported for each sale is the weighted average sales price. Mr. CHAN will provide upon request of the SEC staff the full information regarding the number of shares sold at each separate price.

Date of transaction	Number of shares sold	Average price per share
2/12/2024	55,000	$0.85
2/13/2024	50,000	$0.87
2/14/2024	15,000	$0.82
2/15/2024	70,000	$0.89

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ CHAN Wai Ho
(Name)

(Title)

February 21, 2024
(Date)